UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 33-99284

STENA AB (PUBL)

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN, +46 31 85 50 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.0% Senior Notes due 2016

7.5% Senior Notes due 2013

9 5/8% Senior Notes due 2012

8  3/4% Senior Notes due 2007

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Stena AB (Publ) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STENA AB (PUBL.)

	By:	/s/ Staffan Hultgren
Date: April 12, 2013	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO and Principal Financial Officer